SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2009
Commission File Number	001-14620
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

   Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press release, dated December 22, 2009

Document 1

Pan American Silver Increases
Ownership of Aquiline Resources to 92.4%

Extended Offers Have Expired

Vancouver, British Columbia – December 22, 2009 – Pan American Silver Corp. (“Pan American”) (TSX:PAA; NASDAQ:PAAS) is pleased to announce that it has been advised by Kingsdale Shareholder Services Inc. (the “Kingsdale”) that an additional 5,403,461 common shares (the “Aquiline Shares”) of Aquiline Resources Inc. (“Aquiline”) (TSX:AQI) have been deposited to Pan American’s extended offer to acquire all of the issued and outstanding Aquiline Shares (the “Share Offer”) (representing approximately 6.7% of the Aquiline Shares issued and outstanding as of December 22, 2009).  Together with the Aquiline Shares owned by Pan American prior to the making of the Share Offer, Pan American, following the take up of Aquiline Shares deposited to the Share Offer to date, owns 74,270,417 Aquiline Shares, representing approximately 92.4% of the Aquiline Shares issued and outstanding as at December 22, 2009.

In addition, Pan American has been advised by Kingsdale that an additional 206,366 of Aquiline’s February 2008 series of common share purchase warrants and Aquiline’s outstanding convertible debenture have been deposited to Pan American’s offers to acquire each outstanding series of Aquiline’s common share purchase warrants (the “Aquiline Warrants”) and the Aquiline convertible debenture (together with the Share Offer, the “Offers”).  As a consequence, Pan American now owns 100% of the outstanding Aquiline Warrants issued in October 2008 and 86.9% of the outstanding Aquiline Warrants issued in February 2008.

All of the conditions to the Offers have been satisfied and, accordingly, Pan American has taken up all Aquiline Securities deposited to the Offers.  The Offers expired in accordance with their terms at 9:00 pm (Eastern time) on December 22, 2009.

Since the Share Offer has been accepted by the holders of more than 90% of the Aquiline Shares, Pan American intends to exercise its right to acquire the remaining approximately 6,094,955 outstanding Aquiline Shares pursuant to a compulsory acquisition under the Business Corporations Act (Ontario).  Pan American expects to complete the compulsory acquisition within the next 90 days.

About Pan American

Pan American’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves. The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia.

About Aquiline

Aquiline is an exploration and development company advancing one of the world’s largest undeveloped silver deposits (Navidad), as well as a gold/silver deposit (Calcatreu), both of which are situated in southern Argentina, as well as a gold deposit in Peru (Pico Machay).

Information Contact

Pan American Silver Corp.
(604) 684-1175
www.panamericansilver.com

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Aquiline Resources Inc.
(416) 599-4133
www.aquiline.com

Additional Information About The Transaction And Where To Find It

In connection with the proposed transaction, Pan American has filed a registration statement on Form F-80 with the United States Securities and Exchange Commission (the “SEC”), including the take-over bid circular (which constitutes the “prospectus” for U.S. federal securities law purposes), letters of transmittal, notice of guaranteed delivery and other information relating to the Offers, including a notice of variation and extension filed on an Amendment No. 1 to the Form F-80.  Investors and security holders are urged to read these documents and any other relevant documents filed by Pan American with the SEC, as well as any amendments or supplements to these documents because they will contain important information. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed with the SEC by Pan American may be obtained free of charge by directing such request to: Kingsdale Shareholder Services at 1-888-518-6824 or from Pan American's website at www.panamericansilver.com.  Investors and security holders are urged to read these documents before making any investment decision with respect to the proposed transaction.  Security holders who have questions about the Offers can also contact Kingsdale.  Kingsdale has been retained by Pan American to act as Information Agent for the Offers.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements and information in this news release constitute “forward looking statements” within the meaning of the United States' Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of applicable Canadian provincial securities laws relating to Pan American, Aquiline and their respective operations.  All statements, other than statements of historical fact, are forward looking statements.  These forward looking statements or information relate to, among other things: the prospects for the compulsory acquisition of the remaining Aquiline Shares that are not owned by Pan American.  These statements reflect the current views of Pan American with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward looking statements contained in this news release and Pan American has made assumptions based on or related to many of these factors.  Such factors include without limitation: the fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Argentine peso, Peruvian sol, Mexican peso and Bolivian boliviano versus the U.S. dollar); risks related to the technological and operational nature of Pan American and Aquiline’s businesses, respectively; changes in national and local government, permitting, legislation, taxation, controls or regulations and political or economic developments in Canada, the United States, Argentina, Mexico, Peru, Bolivia or other countries where Pan American and Aquiline may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; business opportunities that may be

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presented to, or pursued by Pan American or Aquiline; Pan American’s ability to complete and successfully integrate acquisitions; challenges to Pan American’s or Aquiline’s title to properties; litigation, the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; discrepancies between actual and estimated production, price volatility, increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under the captions "Business Combination Risks" in the take-over bid circular and “Risks Related to Pan American’s Business” in Pan American’s most recent Form 40-F and annual information form filed with the SEC and Canadian provincial securities regulatory authorities and those factors identified under the caption “description of business - risk factors” in Aquiline’s annual information form filed with certain Canadian provincial securities regulatory authorities and elsewhere in Aquiline documents filed from time to time with applicable regulatory authorities. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements.  Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Pan American does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	December 23, 2009	By:	/s/ Robert Pirooz
Name: Robert Pirooz Title: General Counsel, Secretary and Director